03007863

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metorex Limited

*CURRENT ADDRESS 2nd Floor South Wing, Cradock Heights
21 Cradock Avenue, Rosebank, 2146
South Africa

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34711 FISCAL YEAR 6/30/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
APR 10 2003
THOMSON FINANCIAL

OICF/BY: [signature]

DATE: 3/28/03

METOREX LIMITED



30 JUNE 2002

METOREX LIMITED

(Registration Number 1934/005478/06)

CONTENTS

GROUP SECRETARY'S CERTIFICATION

I hereby certify that Metorex Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973. All such returns are correct and up-to-date.

Meyer Wilson Marsh Inc

per
Meyer Wilson Marsh Inc
Secretary
11 September 2002

DIRECTORS' APPROVAL

The annual financial statements, set out on pages 20 to 49, were approved by the Board of Directors on 11 September 2002 and are signed on its behalf by:

A S Malone
Chairman

C D S Needham
Financial Director

MISSION STATEMENT

As the pre-eminent mid-tier mining group in Southern Africa, to create wealth for our stakeholders by acquiring, developing and managing quality mineral resource projects.

CORE VALUES

Core values recognised by Metorex Group management are:
Integrity, Commitment, Technical Excellence, Managerial Excellence and Innovation.

GROUP STRUCTURE

The Group structure as at 30 June 2002 is set out below:


METOREX LIMITED
Consolidated Murchison Division
Antimony Gold
Wakefield 92%
Coal
Maranda 100%
Zinc Copper
O'Okiep 100%
Copper
Metmin 100%
Manganese
Metorex Burkina Faso 100%
Zinc
Abbey Commodities 100%
Marketing
Chibuluma 85%
Copper Cobalt
Vergenoeg 70%
Fluorspar

CORPORATE INFORMATION

Company registration number	1934/005478/06
Registered office and postal address	**Metorex Limited** 2nd Floor, South Wing, Cradock Heights 21 Cradock Avenue, Rosebank, 2146, South Africa (PO Box 2814, Saxonwold, 2132)
Website and e-mail address	www.metorexgroup.com e-mail - info@metorexgroup.com
Telephone and fax numbers	Telephone +27(11) 880-3155 Fax +27(11) 880-3322
Directors	A S Malone *(Chairman and Chief Executive Officer)* A Barrenechea*‡ J C King# A J Laughland*~ C D S Needham *(Financial)* J S Petersen*† H C Qvist*† K C Spencer A E G Trollip* J A Vestrum*† ** Non-executive # Alternate ~ British* *‡ Spanish † Norwegian*
Company Secretaries	Meyer Wilson Marsh Inc. Chartered Accountants (SA) 7 West Street, Houghton, 2195, South Africa (PO Box 1574, Houghton, 2041)
Auditors	Deloitte & Touche The Woodlands, Woodlands Drive, Woodmead Sandton, 2196, South Africa (Private Bag X6, Gallo Manor, 2052)
Transfer Secretaries (South Africa)	Computershare Investor Services Limited 11 Diagonal Street, Johannesburg, 2001, South Africa (PO Box 1053, Johannesburg, 2000)
United Kingdom Registrars	Capita IRG Plc Balfour House, 390 – 398 High Road Ilford, Essex IG1 INQ England

SUBSIDIARY COMPANIES CONTACT DETAILS

	Telephone	Fax number
Chibuluma Mines Plc (Zambia)	+260 (2) 749 555	+260 (2) 749 799
Wakefield Investments (Pty) Limited	+27 (13) 648 1441	+27 (13) 648 1666
Consolidated Murchison Division	+27 (15) 318 8000	+27 (15) 318 8004
Maranda Mining Company (Pty) Limited	+27 (15) 345 1758	+27 (15) 345 1699
Metmin (Pty) Limited	+27 (11) 954 4476	+27 (11) 954 4516
O'Okiep Copper Company (Pty) Limited	+27 (27) 781 8264	+27 (27) 713 8492
Vergenoeg Mining Company (Pty) Limited	+27 (12) 723 0009	+27 (12) 723 0045

Financial Highlights and Ratio's

		Year ended 30 June 2002	Year ended 30 June 2001
Gross revenue	(R000)	**820 325**	720 258
Income before taxation and exceptional items	(R000)	**111 030**	116 298
Headline earnings per share	(cents)	**72,8**	72,4
Dividend per share	(cents)	**12,0**	18,0
Number of shares in issue (weighted average)	(000)	**124 140**	120 584
Number of shares traded	(000)	**17 234**	30 210
Highest price	(cents)	**405**	460
Lowest price	(cents)	**201**	195


SEGMENTAL SALES
2002
13%
2%
15%
15%
15%
40%


SEGMENTAL MINING PROFIT
BEFORE DEPRECIATION
2002
Fluorspar
Coal
Copper
Antimony/Gold
Zinc
Other
13%
33%
10%
2%
42%

Analysis of Shareholders

Range of shareholding	Number of shareholders	% of shareholders	Number of shares	% of shares
0 – 1 000	968	80	202 100	–
1 001 – 5 000	141	12	323 755	–
5 001 – 10 000	32	3	242 185	–
10 001 – 50 000	32	3	696 834	1
50 001 – 100 000	–	–	–	–
100 001 – 1 000 000	8	1	4 026 180	3
1 000 001 and above	8	1	133 478 766	96
	1 189	100	138 969 820	100

Range of shareholding	Number of shareholders	% of shareholders	Number of shares	% of shares
Individuals	1 112	94	4 298 942	3
Banks and nominee companies	47	4	22 607 624	16
Companies	28	2	54 601 613	39
Corporate bodies	2	–	57 461 641	42
	1 189	100	138 969 820	100

STATISTICAL INFORMATION

COMMODITY SALES STATISTICS

Commodity	Unit	2002	2001
Copper	(t)	**22 852**	22 404
Cobalt	(t)	**100**	116
Coal	(t)	**1 271 444**	1 428 606
Zinc	(t)	**12 929**	12 554
Manganese	(t)	**23 988**	19 026
Fluorspar	(wmt)	**141 360**	137 160
Antimony	(mtu)	**542 934**	409 202
Gold	(kg)	**959**	1 146

AVERAGE COMMODITY PRICES ACHIEVED

Commodity	Unit price	2002	2001
Copper	($/t)	**1 421**	1 667
	(R/t)	**14 363**	12 696
Cobalt	($/t)	**15 278**	23 537
	(R/t)	**155 580**	178 647
Coal	(R/t)	**97**	82
Zinc	($/t)	**811**	1 033
	(R/t)	**8 181**	7 839
Manganese	(R/t)	**138**	136
Fluorspar	($/t)	**93**	80
	(R/t)	**950**	604
Antimony	($/mtu)	**7**	10
	(R/mtu)	**76**	82
Gold	$/kg	**8 115**	8 758
	R/kg	**83 724**	66 476

Exchange rate (Average)	R/$	**10,1**	7,6

STATISTICAL INFORMATION

(continued)


ZAR/US$
Financial years 2000/2001 and 2001/2002
ZAR/US$
15.0
13.0
11.0
9.0
7.0
5.0
1 July 2000-30 June 2001
1 July 2001-30 June 2002


Copper Prices
Financial years 2000/2001-2001/2002
US$/ton
$2,200.00
$2,000.00
$1,800.00
$1,600.00
$1,400.00
$1,200.00
1 July 2000-30 June 2001
1 July 2001-30 June 2002


Antimony Prices
Financial years 2000/2001 and 2001/2002
US$/ton
$1,900.00
$1,700.00
$1,500.00
$1,300.00
$1,100.00
$900.00
1 July 2000-30 June 2001
1 July 2001-30 June 2002


Zinc Prices
Financial years 2000/2001 and 2001/2002
US$/ton
$1,200.00
$1,000.00
$800.00
$600.00
1 July 2000-30 June 2001
1 July 2001-30 June 2002


COAL PRICES – US$
Financial Years 2000/2001 and 2001/2002
Source: South African Coal Report
US$/ton
35
30
25
20
1 July 2000 – 30 June 2001
1 July 2001 – 30 June 2002


COAL PRICES – ZAR
Financial years 2000/2001 and 2001/2002
Source: South African Coal Report
ZAR/ton
350
300
250
200
150
1 July 2000-21 June 2001
1 July 2001-21 June 2002

STATISTICAL INFORMATION

(continued)

CAPITAL EXPENDITURE

The Group capital expenditure by company and project is tabled below:

Company/Division	Description	2002 R000	2001 R000
Consolidated Murchison Division	– Beta shaft	**888**	7 916
	– Slimes dam	–	555
	– Magnetic separator	–	469
Vergenoeg Mining Company (Pty) Limited	– Plant improvements and machinery	**13 306**	5 290
	– Buildings and infrastructure	**279**	–
	– Rehabilitation costs	–	2 000
	– Motor vehicles	–	136
Chibuluma Mines Plc	– Plant and machinery	**3 577**	493
	– Furniture and fittings	**93**	170
	– Chibuluma West deepening	**2 021**	3 553
	– Chibuluma South Project	**26 806**	101 616
Wakefield Investments (Pty) Limited	– Mineral rights	**10 411**	–
	– Plant and machinery	**2 722**	–
	– Lakeside West box cut and underground equipment	–	9 562
Metorex Burkina Faso BV	– Project expenditure	–	1 779
Maranda Mining Company (Pty) Limited	– Shaft improvements	**540**	–
	– Plant and machinery	**1 169**	721
	– Access road upgrade	–	636
	– Tertiary shaft	–	316
	– Vehicles and computers	–	191
	– Exploration	–	150
O'Okiep Copper Company (Pty) Limited	– Slag dump concentrator	**36 638**	19 234
	– Sundry	–	200
Metorex Limited	– Furniture and office equipment	**136**	39
Total capital expenditure for the year		**98 586**	155 026

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the sixty-eighth annual general meeting of members of Metorex Limited will be held at the Grace Hotel, Bath Avenue, Rosebank, Johannesburg, South Africa on Thursday, 31 October 2002 at 10:00 for the following purposes:

1. To present the annual financial statements for the year ended 30 June 2002;

2. To elect directors, including the ratification of the appointment of H C Qvist, J A Vestrum and A Barrenechea. In terms of the Articles of Association of the Company, Mr A S Malone, Mr C D S Needham and Mr A E G Trollip retire by rotation but being eligible, offer themselves for re-election;

3. To approve the directors' remuneration;

4. To re-appoint the auditors;

5. To place the unissued shares of the Company under the control of the directors;

6. To consider and, if deemed fit, to pass with or without modification special resolutions number 1 and 2 and ordinary resolutions number 1, 2 and 3 as contained in the odd-lot offer circular accompanying this notice;

7. To consider and, if deemed fit, to pass with or without modification the following as an ordinary resolution:

   Ordinary Resolution number 4
   Resolved that the Trust Deed of the Metorex Limited Share Incentive Trust, approved by the members of the company in general meeting on 26 November 1997, amended from time to time, be and is hereby amended by increasing the aggregate number of shares that may be utilised for the scheme, in terms of Clause 3.2 of the Trust Deed, from 5% of the issued shares of the company to 7,5 % of the issued shares of the company; and

8. To approve the issue of shares for cash.

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. The proxy so appointed need not be a member. Proxy forms should be forwarded to reach the offices of the transfer secretaries or the registered offices of the Company at least 48 hours excluding Saturday, Sunday and Public Holidays, before the time appointed for the meeting.

By order of the board

Meyer Wilson Marsh Inc.

Meyer Wilson Marsh Inc.
Secretaries
11 September 2002

CHANGE OF ADDRESS

Members are requested to notify any change of address to:

SOUTH AFRICAN TRANSFER SECRETARIES or the **UNITED KINGDOM REGISTRARS**

Computershare Investor Services Limited
PO Box 1053
Johannesburg 2000
South Africa

Capita IRG Plc
Balfour House
390 – 398 High Road
Ilford, Essex IG1 INQ
England

CHAIRMAN'S REVIEW

The Group has been through a turbulent year from a commodity price viewpoint and it is thus with pleasure that we are able to report income before tax, minority interests and exceptional items of R111 million (2001: R116 million). The Group incurred a net loss of R23 million (2001: R89 million profit) after having provided for an impairment of the Chibuluma asset, which had a net effect on the income statement of R112 million. This affected the earnings per share by an amount of 90,5 cents per share but the headline earnings of 72,8 cents per share (2001: 72,4 cents per share) indicates the robustness of the projects within the portfolio.

The Chibuluma impairment was brought about by a combination of low Dollar metal prices, a high Dollar operating cost structure on the major components on the leach section, namely the acid, scrap iron and treatment charges. The impairment decision was considered both prudent and necessary by the Board. On the positive side, the processing plant will be used for processing of the Chibuluma ore on expiry of the present tolling contract in September 2002 and the oxide open pit has given a 60 metre depth advantage in establishing the portal for underground mining on the Chibuluma sulphide orebody on which a feasibility study has been completed and financing discussions are at an advanced stage.

The mineral prices started the year at low levels and continued to decline during the first half of the financial year. These price declines were exacerbated by the tragic events of 11 September resulting in reduced demand for the commodities as well as a further reduction in prices. The commodity prices gradually improved during the second half of the financial year (the first half of calendar 2002) and at year-end, had reached reasonable levels. The deterioration in the Rand/Dollar exchange rate was important in stabilising the Group's revenue during the year.

The individual companies are commented on in the Directors' Review of Operations with good results being achieved by O'Okiep, Vergenoeg, Maranda and Consolidated Murchison but disappointing results from Wakefield coal and our Zambian operation, Chibuluma Mines. Both of these operations returned to profitability in the latter half of the year as a result of significant management action to restore these operations to profitability.

An issue of shares for cash of 15% of the Company's issued share capital was carried out in April 2002, which was oversubscribed and raised an amount of R57,06 million net of listing expenses. We are delighted to welcome the institutional shareholders who participated in the fund-raising to the Company and look forward to our continued relationship.

During the year, capital expenditure was incurred on underground development at Consolidated Murchison, the Vergenoeg metallurgical plant to improve the fluorspar qualities and construction of the O'Okiep Slag Treatment plant.

These expenditures together with pre-production expenditure at Chibuluma and continuing capital at Wakefield Coal and Maranda resulted in a total capital expenditure for the year of R98,6 million. Capital for the forthcoming year, excluding acquisitions, is forecast at a significantly lower level.

The Group cash flow was such that the gearing ratio at year-end was 39% (2001: 42%). The greater portion of this debt is in a Dollar denominated loan from Investec Bank Limited which is a five year loan bearing interest at 7,5% per annum. During the last quarter of the year, a hedging mechanism with the South African Reserve Bank approval was established with Investec Bank Limited ("Investec") to limit Metorex's exposure to a further Rand devaluation below an average rate of R10,35 per $1 for the outstanding amount owing on the Chibuluma South project loan.

The Group generated operating cash flows before changes in working capital of R145 million (2001: R138 million). After taking account of tax, dividends, debt repayments, capital expenditure net of borrowings and movements in working capital, the Group generated R6,6 million of cash (2001: R42,2 million). The impairment of assets is a non-cash item and the Board has decided, having passed the interim dividend, that a final dividend for the 2002 financial year of 10 cents per share should be declared.

The Group's empowerment initiative continued during the year and we are pleased to report that during the year Umnotho weSizwe, our empowerment partners, had earned a shareholding of 8% in Wakefield Investments (Pty) Limited ("Wakefield") by virtue of having secured two meaningful incremental ore resources for the Company. The Umnotho agreement envisages further shareholding being earned for obtaining market contracts for Wakefield. Good progress is being made in this area. The EMPR for the Middelburg Coal project has been submitted and is awaiting approval following which the Middelburg Coal project could be commissioned within a six-month period with benefits beginning to flow during the second half of the next financial year.

Looking forward, the current operations are all soundly equipped, well staffed and the currently depressed mineral prices are to an extent offset by the weaker Rand. The Chinese antimony supply remains well below that of previous years. The supply/demand curve and international pricing is moving in favour of the producer. The actions taken to increase production at Consolidated Murchison, with the commissioning of the Beta Shaft, the commencement of open pit mining and seven day plant operations should increase antimony metal production by 15% to 20% during the forthcoming year.

The combined effects of the improving antimony prices, the possibility of a partial export allocation for coal and the full benefit of the "State of the Art" fluorspar beneficiation plant at Vergenoeg offer meaningful upside earnings potential. Contingent on mineral prices it is anticipated that Group earnings will increase this year.

In broad terms, industry commentators believe the current mineral price levels will continue for longer than previously envisaged and the extended trough in base metal and coal prices could be prolonged into the first quarter of next year. This impacts on the Burkina Faso project which becomes viable at levels above $1 100 per ton of zinc. The Company is currently engaged in an exploration programme there to identify a second fumarole deposit in the existing mineral exploration lease area which could change the scale of operation envisaged.

The fundamental principles contained in the new Minerals Bill, namely the "use it or lose it" requirement and the introduction of black economic empowerment into the industry are sound and offer exciting opportunities for the Group. These strategies, if soundly implemented, will result in the structure of the South African mining industry returning to the classical international distribution of major, mid-tier and junior mining companies in the industry. The implementation of these principles is complex but with the combined wisdom of the industry and Government an equitable implementation process should be achieved.

At a Board level, we welcome Messrs H C Qvist and J A Vestrum to the Board who replaced Messrs J M Darch and P D Barnes who resigned following the restructuring of Crew Development Corporation and Mr A Barrenechea who represents Minersa, our partner in Vergenoeg. In addition, Messrs K C Spencer and J C King were appointed to the Board during the year. My thanks to the members of the Board for their continued support and contribution to the Group during the year. Thanks are also due to all members of staff, particularly senior management who have been responsible for managing the Company through a period of the most severe mineral prices the industry has seen in several decades. Their initiative, innovativeness and diligence is greatly appreciated.

The South African mining industry is in a time of great change which brings exciting opportunities and your company is well positioned to benefit from these changes.

A S Malone
Chairman

This report summarises the operations and major achievements of the Group's subsidiaries during the course of the year.

CHIBULUMA MINES PLC

		2001/2002	2000/2001
Copper sold	(t)	7 917	8 418
Cobalt sold	(t)	100	116
Average copper price	($/t)	1 476	1 841
Mining (loss)/profit	(R000)	(6 475)	24 523
Capital expenditure	(R000)	32 497	105 832

Production of copper and cobalt from the Chibuluma West underground operation was below that of the previous year due to tonnage and grade shortfalls during the first half of the financial year. Improvements were made to the sub-incline shaft and haulages and additional equipment was introduced during the year, which, together with a change in management, resulted in improved production during the second half of the financial year.

The decline in the copper price resulted in the loss from mining operations of R6,5 million (2001: R24,5 million profit) for the year. Ongoing underground exploration drilling has indicated the Chibuluma West reserves to represent a further life of approximately two years.

The capital expenditure for the year was largely incurred on pre-production expenditure and the final commissioning of the Chibuluma South plant. Limited expenditure was also incurred on the upgrading of the underground haulages and equipment at Chibuluma West.

The Chibuluma South project was placed on a care and maintenance basis due to the deterioration in the copper price and high operating and treatment costs of the oxide ore concentrate. The feasibility on the development of the quality Chibuluma South sulphide orebody has been reworked and investigations into introducing a joint venture partner to finance the accessing and development of this ore reserve is underway.

Discussions have been held and are ongoing with ZCCM Investment Holdings (Pty) Limited ("ZCCM") and the Government of the Republic of Zambia ("GRZ") regarding the "levelling of the playing fields" with specific regard to duties, fuel and power levies. The most recent budget speech partially addressed the concerns that the Company had regarding the inequitable treatment of concessions to the privatisation parties.

The toll treatment agreement between the Company and the Nkana Concentrator/Smelter Complex expires on 30 September 2002 at which time the Chibuluma West underground ore will be treated through the Chibuluma South concentrator and the concentrate smelted through the O'Okiep Copper Company (Pty) Limited smelter which will provide the Company with more control over its physical and economic processes.

CONSOLIDATED MURCHISON DIVISION ("CONS MURCH")

		2001/2002	2000/2001
Antimony sales	(mtu)	**542 934**	409 202
Gold sales	(kg)	**903**	1 040
Average antimony price	($/mtu)	**6,64**	9,94
Average gold price	($/kg)	**8 292**	8 620
Mining profit	(R000)	**12 673**	8 346

During the year the re-equipping and commissioning of the Beta Shaft was completed. By year-end Beta Shaft was hoisting some 4 000 t/m of ore from on-reef development and stope establishment operations. The gold and antimony grades achieved are in line with the ore reserve forecasts. During the forthcoming year stoping proper will commence and Beta Shaft should be hoisting 15 000 t/m of reef by year-end. The incremental tonnage at Beta Shaft and a higher grade from Monarch Shaft resulted in an increase in antinomy production and sales of 33% during the year. The average price of antimony, however, declined by 33% due to the unstructured pricing policy of the Chinese antimony producers. The antimony price reached 40 year lows during the year under review. A mine disaster in the Guangxi Province of China during the year, however, resulted in significant cutbacks of Chinese production of antimony towards the end of the financial year. The antimony price has increased from a level of US$1 150 per ton of pure antimony metal to a price of US$2 060 at the time of this report. The increased production from Cons Murch and significant improvement in the antimony price should auger well for the forthcoming year.

Gold production for the year was below that of the previous year but the average gold price derived on gold sales improved primarily through the decline in the US$/SA Rand exchange rate. The mining profit for the year of R12,7 million is a 53% improvement on the previous year.

The ore reserves calculated in accordance with Samrec's standards indicates a remaining life of approximately seven years at current production levels and prices, which is significantly in line with that of the previous year.

The joint venture exploration programme for gold conducted by Harmony Gold Exploration (Pty) Limited on the Cons Murch claim areas has been completed. No ore resource of sufficient size was found to warrant the continuation of the joint venture, which was terminated at year-end. The information gained from this exploration programme is currently being reviewed by Cons Murch and may lead to the establishment of some satellite shafts.

MARANDA MINES (PROPRIETARY) LIMITED ("MARANDA")

		2001/2002	2000/2001
Zinc sold	(t)	**12 929**	12 554
Copper sold	(t)	**1 534**	1 566
Average zinc price	($/t)	**811**	1 033
Average copper price	($/t)	**1 374**	1 782
Mining profit	(R000)	**17 193**	12 798

The mining and production operations at Maranda mine are in a steady state with continued focus being placed on productivity improvement, cost containment, maximising ore extraction with regard to grade mined and plant efficiencies with the view to optimise the remaining ore reserves.

Zinc and copper production during the year were largely in line with that of the previous year. However, whilst both the zinc and copper prices in US$ terms were below that of the previous year, the mining profit generated was R17,2 million (2001: R12,8 million).

The remaining Maranda and Romotshidi ore reserves are expected to provide an ongoing life of approximately two to three years at current production levels.

O'OKIEP COPPER COMPANY (PROPRIETARY) LIMITED ("O'OKIEP")

		2001/2002	2000/2001
Copper sales	(t)	13 401	12 420
Average copper price	($/t)	1 374	1 784
Mining profit	(R000)	61 002	54 582

O'Okiep again produced outstanding results with an increase of 8% in copper sales volume and R61 million (2001: R54,6 million) mining profit under difficult conditions with an average copper price 15% below that of the previous year. Production from the Nigramoep underground mine continued throughout the year which constituted an extension of six months on the estimated closure date and has continued to produce into the new financial year.

During the year, focus was placed on the construction of the O'Okiep Slag Dump Retreatment Concentrator which was commissioned in the final quarter of the financial year. The capital expenditure on the concentrator construction was approximately R55 million which was partially financed by a loan from Wesbank amounting to R22 million.

The retreatment of the Slag Dump is expected to extend the life of O'Okiep by approximately eight years at a projected monthly production level of approximately 760 tons of copper.

The toll treatment charges during the year were beneficial for the Company and profits were derived from these contacts.

Regional exploration continued with initial activity being concentrated on finding reserves in the immediate vicinity of Nababeep which could be treated through the new Slag Dump Retreatment Concentrator and further interpretive work on the area covered by the Nama sandstone suggests additional exploration is warranted in these areas.

O'Okiep achieved 1 000 Fatality Free Production shifts during the year and was awarded the DME safety flag and a certificate of excellence. They were also placed first in the DME's Northern Cape Safety Competition and awarded the trophy for the most improved mine in that province. The management and staff are congratulated on these excellent safety achievements and are commended on their focus on safety and health.

VERGENOEG MINING COMPANY (PROPRIETARY) LIMITED ("VERGENOEG")

			2001/2002	2000/2001
Fluorspar sales	– acid grade	(wmt)	124 290	122 150
	– metspar	(wmt)	17 070	15 010
Mining profit		(R000)	42 772	14 944

Fluorspar production and sales of both acid grade and metspar were slightly higher than that of the previous year.

Mining profit of R42,7 million more than doubled the result of the previous year. An improvement in quality, an improved Dollar price for fluorspar and the decline in the Rand were the major contributors to this improved result.

Capital expenditure of R7,8 million was incurred on upgrading the metallurgical plant to reduce the arsenic content of the acid grade fluorspar to produce a premium quality and a further R5,5 million was spent on upgrading opencast mining equipment during the year. The alterations to the plant included introduction of post milling thickeners, improvements to the conditioning circuit, heating of the pulp, introduction of additional float cells and installation of a magnetic separator. Consequently the recovery has improved by some 9% and has enabled the sale of spot shipments into the market due to quality improvements. Whilst these improvements have occurred during the year, ongoing investigation as to the mineralogy of the ore is continuing to further improve both recovery and quality.

WAKEFIELD INVESTMENTS (PROPRIETARY) LIMITED ("WAKEFIELD)

		2001/2002	2000/2001
Sales tons	(t)	**1 271 444**	1 428 606
Mining (loss)	(R000)	**(5 619)**	(2 977)

Wakefield comprises three collieries, namely Leeuwfontein, Bankfontein and Lakeside. The collieries are all situated in the Kendal area of Mpumulanga and jointly produced 2,1 million run of mine tons of coal at an average yield of 60% to produce 1,3 million tons of saleable coal. This coal is mainly sold to local industrial markets and domestic users.

During the year, the Company entered into a shareholders' agreement with an empowerment company, Umnotho weSizwe Investment Holdings (Pty) Limited ("Umnotho") whereby Umnotho earns shareholding in Wakefield by sourcing additional reserves, securing export entitlement and increasing markets in parastatal utilities. Umnotho in conjunction with Wakefield secured an extension to the Leeuwfontein ore reserve from Anglo American and a low phosphorus reserve from the Middelburg Municipal Council which enabled Umnotho to earn an 8% interest in the Company. Mining operations have commenced on the Anglo reserve and an Environmental Management Programme Report has been submitted to the Department of Minerals & Energy for the development of the Middelburg Townlands coal reserve.

The sales tons for the year were below that of the previous year and the Company incurred a mining loss of R5,6 million compared to R3 million in the previous year.

Production from Lakeside and Leeuwfontein was hampered by ageing underground production equipment which was upgraded during the year with the result of improved production levels during the second half of the financial year.

The international coal price declined from a high of $32 per ton to $25 per ton during the year which placed pressure on the domestic price of coal which impacted on the coal company results.

At 30 June 2002 the Company had significant coal stockpiles on hand due to the tightness of the coal market which have, subsequent to year-end, been sold.

The Company is actively pursuing an export allocation through Richards Bay with the assistance of Umnotho and is progressing the development of the Middelburg Townlands deposit as the low Phosphorus content in this coal attracts a premium in the market.

METOREX BURKINA FASO – PERKOA PROJECT

A Memorandum of Understanding has broadly been agreed setting out the conditions pertaining to the development of the Perkoa Project. At the present zinc price, this project is not viable but continued exploration is taking place to establish additional reserves adjacent to the drill proven deposit in Burkina Faso. Government is being appraised of the continued exploration work being undertaken at Perkoa and alternatives are being considered regarding the reduction of the off-mine cost component of moving zinc concentrates from the mine site to a European or South African smelter.

COMMODITY PRICES

As has been indicated in the statistical information section of this report, the commodity prices of copper, zinc, coal and antimony have deteriorated during the year which has required that the Group focuses its attention on increasing production, productivity and cost containment.

An increase in the base metal prices is not envisaged until an upturn in world economic activity becomes evident. Numerous production cutbacks have occurred in the copper and zinc industries due to the fact that production costs in US Dollar cost environments are exceeding the selling price of the commodities at present levels.

The improvement in the antimony price and stability in the fluorspar price however, provides a satisfactory revenue base for the Metorex Group in these times of depressed base metal prices. The Group is, in addition, protected to a large degree by the decline in the US$/SA Rand exchange rate which has declined at an average of 14% per annum over the last five year period.

It is the view of the Board that whilst the international base metal prices are in an extended trough, more medium and long term upside potential exists for these commodity prices than downside and the Group is expected to maintain its profitability levels at these present prices with the added protection of the multi-commodity portfolio.

CAPITAL EXPENDITURE

Group capital expenditure during the year is detailed in the Statistical Information Schedule.

C D S Needham
Financial Director

K C Spencer
Director

Corporate Governance Statement

The directors of Metorex Limited are committed to the principles of transparency, integrity and accountability in dealings with all stakeholders. The directors ensure that the Group complies with the code of corporate practices and conduct contained in the King Report on Corporate Governance ("the Code"). King II is effective for the forthcoming financial year and the directors will report on the compliance thereof in the 30 June 2003 annual report.

Specifically the directors report on the following matters:

Annual Financial Statements

In accordance with the requirements of the Companies Act, 1973, the directors are responsible for the preparation of annual financial statements that fairly present the state of affairs of the Company and the Group. The external auditors are responsible for carrying out an independent examination of the financial statements and report their findings thereon in accordance with Statements of South African Auditing Standards.

Risk Management

The Board is responsible for the Group's system of internal financial and operational control. The Group's internal controls are designed to provide reasonable, but not absolute, assurance as to the integrity and reliability of the financial statements and to safeguard, verify and maintain accurate records of the Group's assets and efficient management of the Group's resources, and facilitate the early detection of potential fraud, liability, loss and material misstatement, whilst complying with the applicable laws and regulations.

During the year under review, nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred. A material breakdown is defined as a critical weakness in process or financial systems which could result in a material loss, contingency or uncertainty requiring disclosure in the published annual financial statements.

Audit Committee

Messrs A J Laughland, H C Qvist and C D S Needham serve as members of the audit committee, which meets quarterly.

The external auditors have unrestricted access to the committee and representatives of the auditors attend the committee meetings by invitation.

The principle functions of the committee are to review the financial statements and accounting policies, the effectiveness of internal controls and to review and discuss the risks facing the Group and the findings and recommendations of the external auditors.

Remuneration Committee

This committee comprises Messrs A S Malone, A E G Trollip and J A Vestrum. The purpose of the committee being to review salary trends in the marketplace and approve salaries at directors' level, based on the committee's findings, ensuring also fair reward for individual contributions to the performance and well-being of the Group during the year under review.

EMPLOYMENT EQUITY

The Group is committed to providing fair and equitable treatment for all employees and creating a workplace in which individuals of ability and application can develop rewarding careers at all levels, regardless of ethnicity or gender.

In compliance with the Employment Equity Act (1998), the Group submitted a report and future action plan to Government and has been working towards achieving those targets.

HEALTH AND SAFETY

There was regrettably one fatal accident which occurred underground at Maranda Mining Company during the year under review.

The Group strives to conduct its activities with due regard to the safety and health of its employees.

The Safety and Health committee, which is a sub-committee of the board is responsible for developing the guidelines for the health and safety management of the Group.

CODE OF ETHICS

The Group's code of ethics requires all employees within the Group to act with the utmost good faith and integrity in all transactions and with all stakeholders with whom they interact. It commits the Company and employees to sound business practices and compliance with legislation.

GOING CONCERN

The directors are satisfied that the Company will continue in operation for the foreseeable future. On this basis, the "going concern" concept is used when preparing the annual financial statements.

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF METOREX LIMITED

INTRODUCTION

We have audited the annual financial statements and the Group annual financial statements of Metorex Limited set out on pages 20 to 49 for the year ended 30 June 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 30 June 2002 and the results of their operations and cash flows for the year then ended, in accordance with International Accounting Standards and in the manner required by the Companies Act in South Africa.

Deloitte + Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Sandton
11 September 2002

DIRECTORS' REPORT

NATURE OF BUSINESS

This is the third year of business of Metorex Limited, which was listed on 6 December 1999. Metorex is an established second-tier mining company, listed on the JSE Securities Exchange, South Africa and the London Stock Exchange. The Company owns and manages, quality mining projects on a decentralised profit centre basis, and provides technical, administrative and financial support to operational management.

FINANCIAL RESULTS

The results for the year are set out in the audited annual financial statements which appear on pages 20 to 49.

SHARE CAPITAL

The authorised and issued share capital of the Company is detailed in Note 18 to the annual financial statements.

On 24 April 2002, 18 100 000 shares were issued at a price of 320 cents per share.

An amount of 4 861 134 (2001: 4 483 349) shares from the unissued share capital have been retained for the Metorex Limited Share Incentive Scheme. Share options are offered at the ruling market price and can only be implemented two years after the date of acceptance of the options. Options of 660 000 shares at R2,85 per share and 1 860 000 shares at R3,30 per share were offered to Metorex Limited Group employees during the year. A total of 140 000 shares were implemented by existing employees in the year under review. The total cumulative options granted by year-end are 6 320 000.

DIRECTORS

The board of directors for the financial year under review and to the date of this report comprised:

A S Malone *(Chairman and Chief Executive Officer)*; C D S Needham (*Financial Director)*;

A Barrenechea*^, J C King#, A J Laughland*~; J S Petersen*`; H C Qvist*`; K C Spencer; A E G Trollip*; J A Vestrum*`

** Non-executive, #Alternate, ~British; ^Spanish; ` Norwegian*

During the year P D Barnes (3 March 2002), J M Darch (28 February 2002) and G D Wright (12 November 2001) resigned as directors.

The following directors were appointed during the year:

A Barrenechea	7 May 2002
J C King	1 September 2001
J S Petersen	12 November 2001
H C Qvist	1 March 2002
K C Spencer	1 September 2001
J A Vestrum	1 March 2002

In terms of the Articles of Association of the Company, Mr A S Malone, Mr C D S Needham and Mr A E G Trollip are due to retire, however, being eligible, offer themselves for re-election.

The interests of the directors in the issued share capital of the Company at the end of the financial year were as below:

	Total number of shares	
	2002	2001
Direct	**3 177 515**	2 006 651
Indirect	**21 283 338**	24 412 144

The following directors have an interest, direct or indirect, in more than 1% of the issued share capital of the Company:

A S Malone and C D S Needham.

DIVIDENDS

A final dividend referenced 005 of 10 (ten) cents per share was declared to shareholders payable on 14 October 2002.

SUBSIDIARIES

Refer to Note 15 of the annual financial statements for details of subsidiary companies.

MAJOR SHAREHOLDERS

At 30 June 2002 the following shareholders held more than 5% of the 138 969 820 ordinary shares issued by the Company:

Shareholder	Number of shares	%
Metallica Trust	19 652 793	14
Crew Development Corporation	57 562 074	41
Sociedad Anonima Sulquisa	9 500 000	7

As far as can be ascertained from the register of members, and to the best of the directors' knowledge, there were no other holders of 5% or more in the capital of the Company at that date.

INCOME STATEMENT

for the year ended 30 June 2002

	Notes	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
Revenue					
Mineral sales					
Copper		**328 217**	284 435	**–**	–
Zinc		**105 774**	98 415	**–**	–
Coal		**122 928**	116 685	**–**	–
Fluorspar		**119 746**	82 846	**–**	–
Gold		**80 291**	76 181	**75 666**	68 562
Antimony		**41 370**	33 416	**41 370**	33 416
Cobalt		**15 558**	20 723	**–**	–
Other		**6 441**	7 557	**–**	–
Gross revenue		**820 325**	720 258	**117 036**	101 978
Realisation costs		**127 898**	106 460	**4 295**	692
On-mine revenue		**692 427**	613 798	**112 741**	101 286
Cost of production	3	**579 420**	497 761	**108 345**	103 540
Mining profit/(loss)		**113 007**	116 037	**4 396**	(2 254)
Other income/(expenditure)	5	**4 494**	(1 254)	**27 501**	22 651
Income before finance costs	6	**117 501**	114 783	**31 897**	20 397
Finance income		**5 539**	5 670	**2 469**	1 825
Finance costs	7	**(12 010)**	(4 155)	**(1 197)**	(84)
Income before exceptional items		**111 030**	116 298	**33 169**	22 138
Exceptional items	8	**(132 702)**	87	**–**	–
(Loss)/income before taxation		**(21 672)**	116 385	**33 169**	22 138
Taxation	9	**(6 686)**	24 675	**(3 585)**	(4 445)
(Loss)/income after taxation		**(14 986)**	91 710	**36 754**	26 583
Income attributable to outside shareholders		**8 088**	3 128	**–**	–
Net (loss)/income for the year		**(23 074)**	88 582	**36 754**	26 583
Earnings per share (cents)	10	**(18,6)**	73,5		
Diluted earnings per share (cents)	10	**(18,6)**	70,8		
Headline earnings per share (cents)	10	**72,8**	72,4		
Diluted headline earnings per share (cents)	10	**72,8**	69,8		
Dividend per share (cents)	11	**12,0**	18,0		

BALANCE SHEET

at 30 June 2002

	Notes	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
ASSETS					
Non-current assets					
Property, plant and equipment	12	**480 011**	422 726	**22 489**	24 280
Goodwill	13	**25 633**	80 661	**16 117**	18 419
Investments	14	**891**	891	**891**	891
Deferred tax asset	24	**8 030**	–	**8 030**	–
Subsidiaries	15			**346 289**	252 037
Rehabilitation trust funds	23	**21 636**	19 993	**–**	–
		536 201	524 271	**393 816**	295 627
Current assets					
Inventories	16	**70 858**	46 178	**7 404**	4 222
Trade and other receivables	17	**110 809**	120 370	**19 181**	12 934
Group companies				**5 610**	3 688
Taxation prepaid		**6 314**	605	**473**	473
Bank balances and cash		**82 986**	75 423	**47 355**	17 051
		270 967	242 576	**80 023**	38 368
Total assets		**807 168**	766 847	**473 839**	333 995
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	18	**13 897**	12 073	**13 897**	12 073
Share premium		**369 186**	313 578	**369 186**	313 578
Hedging and translation reserve	19	**10 924**	(4 903)	**16 480**	11 536
Retained income		**125 175**	162 746	**109 993**	87 736
Equity reserve	20	**(128 066)**	(128 066)	**(108 378)**	(108 378)
		391 116	355 428	**401 178**	316 545
Minority interest		**16 490**	14 611	**–**	–
Non-current liabilities					
Shareholder loans	21	**7 370**	–	**7 370**	–
Long-term liabilities	22	**77 537**	68 181	**27 706**	–
Long-term provisions	23	**39 912**	37 573	**–**	–
Deferred tax liabilities	24	**71 283**	72 089	**–**	499
Post retirement medical aid	25	**8 522**	14 776	**2 146**	2 144
		204 624	192 619	**37 222**	2 643
Current liabilities					
Trade and other payables		**102 223**	134 435	**11 714**	9 412
Derivative instruments		**380**	–	**–**	–
Group companies				**423**	384
Shareholder loans	21	**14 607**	–	**8 966**	–
Short-term borrowings	22	**43 127**	28 667	**9 235**	–
Short-term provisions	23	**14 517**	20 326	**5 101**	5 011
Bank overdraft	26	**9 353**	7 230	**–**	–
Taxation		**10 731**	13 531	**–**	–
		194 938	204 189	**35 439**	14 807
Total equity and liabilities		**807 168**	766 847	**473 839**	333 995

CASH FLOW STATEMENT

for the year ended 30 June 2002

		Group		Company	
		2002	2001	2002	2001
	Notes	R000	R000	R000	R000
CASH INFLOWS FROM OPERATING ACTIVITIES		21 494	115 793	16 752	7 514
Cash generated by operations	A	82 417	153 827	3 940	12 529
Dividends received		47	46	26 037	14 926
Dividends paid		(20 706)	(24 204)	(14 497)	(21 684)
Taxation paid		(33 793)	(15 391)	–	2
Finance (costs)/income		(6 471)	1 515	1 272	1 741
CASH (OUTFLOWS)/INFLOWS FROM INVESTING ACTIVITIES		(94 061)	(151 966)	(98 021)	8 473
Additions to property, plant and equipment to expand activities		(98 586)	(155 026)	(1 022)	(8 979)
Proceeds on disposal of property, plant and equipment		5 389	3 465	–	–
Loans (to)/from subsidiaries		–	–	(94 252)	34 892
Movement in group companies		–	–	(1 883)	(17 035)
Listing costs		(864)	–	(864)	–
Acquisition of investments		–	(405)	–	(405)
CASH INFLOWS FROM FINANCING ACTIVITIES		79 161	78 356	111 573	786
Borrowings raised		59 473	79 965	53 277	–
Borrowings repaid		(38 608)	(2 395)	–	–
Shares issued		58 296	786	58 296	786
NET INCREASE IN CASH AND CASH EQUIVALENTS		6 594	42 183	30 304	16 773
Cash and cash equivalents at the beginning of the year		88 186	44 725	17 051	278
Effect of foreign exchange rate changes		489	1 278	–	–
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	B	95 269	88 186	47 355	17 051

NOTES TO THE CASH FLOW STATEMENT

for the year ended 30 June 2002

	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
A. RECONCILIATION OF (LOSS)/INCOME BEFORE TAXATION TO CASH GENERATED BY OPERATIONS				
(Loss)/income before taxation	**(21 672)**	116 385	**33 169**	22 138
Adjusted for:				
Dividends received	**(47)**	(46)	**(26 037)**	(14 926)
Profit on disposal of mining assets	**(3 720)**	(3 179)	**–**	–
Unrealised foreign exchange gain	**(2 646)**	–	**–**	–
Finance costs/(income)	**6 471**	(1 515)	**(1 272)**	(1 741)
Goodwill amortisation	**3 662**	981	**2 302**	2 302
Exceptional items	**132 702**	(87)	**–**	–
Depreciation	**30 397**	25 198	**2 813**	1 726
Operating profit before working capital changes	**145 147**	137 737	**10 975**	9 499
Working capital changes	**(62 730)**	16 090	**(7 035)**	3 030
Increase in inventories	**(19 852)**	(9 636)	**(3 182)**	(952)
Decrease/(increase) in receivables	**15 012**	(25 805)	**(6 247)**	(751)
(Decrease)/increase in payables and provisions	**(57 890)**	51 531	**2 394**	4 733
Cash generated by operations	**82 417**	153 827	**3 940**	12 529
B. CASH AND CASH EQUIVALENTS				
Rehabilitation trust funds	**21 636**	19 993	**–**	–
Bank balances and cash	**82 986**	75 423	**47 355**	17 051
Bank overdraft	**(9 353)**	(7 230)	**–**	–
	95 269	88 186	**47 355**	17 051

STATEMENT OF CHANGE IN EQUITY

for the year ended 30 June 2002

	Notes	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
Share capital		13 897	12 073	13 897	12 073
– Balance at beginning of year		12 073	12 043	12 073	12 043
– Issue of new shares		1 824	30	1 824	30
Share premium		369 186	313 578	369 186	313 578
– Balance at beginning of year		313 578	312 822	313 578	312 822
– Issue of new shares		56 472	756	56 472	756
– Listing expenses		(864)	–	(864)	–
Foreign exchange translation reserve		11 304	(4 903)	16 480	11 536
– Balance at beginning of year		(4 903)	(6 833)	11 536	–
– Foreign exchange reserve		(18 309)	(14 561)	–	–
– Translation gain on foreign monetary item		42 230	23 558	–	16 480
– Tax effect of translation gain on foreign monetary item		(7 714)	(7 067)	4 944	(4 944)
Hedging reserve		(380)	–	–	–
– Balance at beginning of year		–	–	–	–
– Change in accounting policy	2	718	–	35	–
– Restated hedging reserve		718	–	35	–
– Fair value losses for the year		(10 227)	–	(13 977)	–
– Transferred to income statement		9 129	–	13 942	–
Equity reserve		(128 066)	(128 066)	(108 378)	(108 378)
Retained income		125 175	162 746	109 993	87 736
– Balance at beginning of year		162 746	95 848	87 736	82 837
– Net (loss)/income for the year		(23 074)	88 582	36 754	26 583
– Dividends distributed		(14 497)	(21 684)	(14 497)	(21 684)
Total equity		391 116	355 428	401 178	316 545

1. ACCOUNTING POLICIES

The annual financial statements have been prepared under the historical cost convention in accordance with International Accounting Standards. The principal accounting policies are set out below and are consistent in all material respects with those applied in the previous year, except as indicated in Note 2.

1.1 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and enterprises controlled by the Company (its subsidiaries) to 30 June each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances between group enterprises are eliminated on consolidation.

1.2 Property, plant and equipment

1.2.1 Mining assets

Mining assets, including mine development costs and mine plant facilities, are recorded at cost of acquisition.

Expenditure incurred to develop new ore bodies, to define mineralisation in existing ore bodies, to establish or expand productive capacity and expenditure designed to maintain productive capacities, are capitalised until commercial levels of production are achieved.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for the intended future use, are capitalised to the date that the assets are substantially complete or achieve commercial levels of production.

1.2.2 Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral being exploited, or the value of the mineral rights have diminished below cost, a write down is effected.

1.2.3 Land

Land is shown at cost and is not depreciated.

1.3 Amortisation and depreciation

1.3.1 Amortisation and depreciation of mining assets

Mining assets, mine development costs, mineral and surface rights and plant mine facilities are amortised over the lives of the mines using the units of production method based on estimated proved and probable ore reserves or where impractical, directors' estimates subject to a maximum life of mine of 20 years.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

The lives of the Group mines have been ascribed the following values as at 1 July 2001:

Consolidated Murchison Mine	8 years
Vergenoeg Mine	20 years
Wakefield Coal Division	2 – 8 years
O'Okiep Copper Company	7 years
Maranda Mining Company	3 years
Chibuluma Mine	15 years

Other mining plant and equipment is depreciated on a straight line basis over their estimated useful lives.

1.3.2 Depreciation of non-mining assets

Buildings and other non-mining assets are recorded at cost and depreciated on a straight line basis over expected useful lives.

1.3.3 Mining exploration

Expenditure on exploration activities is capitalised until the viability of the mining venture has been proven. If the mining venture is considered non-viable the expenditure is charged against income.

1.4 Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment losses are recognised as an expense.

1.5 Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is amortised on a straight line basis over the life of the mine, subject to a maximum of 20 years.

1.6 Taxation

The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction, which affects neither tax nor accounting profit.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

1.7 Provisions

Provisions are recognised when the Group has a present, legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

1.8 Foreign currencies

Transactions in currencies other than Rands are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

In order to hedge its exposure to foreign exchange risks, the Group enters into forward contracts (see Note 1.18 for details of the Group's accounting policies in respect of such derivative financial instruments).

On consolidation, the assets and liabilities of the Group's foreign entities are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period.

1.8 Foreign currencies *(continued)*

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the reporting entity which are non-monetary foreign currency items which are recorded using the exchange rate at the date of the transaction.

Exchange differences arising, if any, are classified as equity and are recognised as income or expenses in the period in which the operation is disposed of. Translation differences on foreign loans to subsidiaries which are classified as equity loans are accounted for as non-distributable reserves.

1.9 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their expenditure on qualifying assets is deducted from the cost of those assets.

All other borrowing costs are recognised in net profit or loss in the period in which they are incurred.

1.10 Consumable stores and product inventories

Consumable stores are valued at the lower of cost, determined on an average basis, and estimated net realisable value. Obsolete and slow moving stores are identified and are written down to their economic or realisable values. Product inventories are valued at the lower of cost and net realisable value. Costs include direct mining costs and mine overheads.

1.11 Retirement benefits

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state managed schemes are dealt with as defined contribution plans where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement plans, the cost of providing benefits is determined using the project unit credit method, with actuarial valuations being carried out at intervals not exceeding three years.

1.12 Post-retirement benefits other than pension

Certain companies within the Group provide retirement benefits by way of medical aid schemes for employees. Charges to the income statement is based on an accrual basis. The estimated cost for retiree health care is accrued during the participants' actual service periods, up to the date they become eligible for full benefits.

1.13 Long-term investments

Long-term investments, where the Group is not in a position to exercise significant influences on joint control, are stated at cost less impairment losses recognised, where the investment carrying amount exceeds its estimated recoverable amount.

1.14 Provision for environmental rehabilitation costs

Long-term environmental obligations are based on the Company's environmental plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. Annual increases in the provisions relating to the change in the net present value of the provision and inflationary increases are shown separately in the income statement.

The estimated cost of rehabilitation is reviewed annually and adjusted as appropriate for changes in legislation or technology. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure, in view of the uncertainty of estimating the potential future proceeds.

1.15 Provision for closure costs

The group provides for closure costs other than rehabilitation costs when the directors have prepared a detailed plan for closure of the particular operation, the remaining life of which is such that significant changes to the plan are unlikely; and the directors have raised a valid expectation in those affected that it will carry out the closure by starting to implement that plan or announcing its main features to those affected by it.

1.16 Revenue

Revenue represents the value of minerals sold, excluding value added tax and is recognised when goods are delivered and risk has passed.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

1.17 Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the group has become a party to the contractual provisions of the instrument.

Financial assets

The Group's principal financial assets are bank balances and trade receivables.

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities

Significant financial liabilities include interest-bearing loans, overdrafts and trade and other payables.

Interest-bearing bank loans and overdrafts are recorded at the proceeds received. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise. Trade and other payables are stated at their nominal value.

Equity instruments

Equity instruments are recorded at the proceeds received, net of direct issue costs.

1.18 Derivative financial instruments

Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges are recognised directly in equity. Amounts deferred in equity are recognised in the income statement in the same period in which the hedged firm commitment or forecasted transaction affects net profit or loss.

1.19 Comparative figures

Comparative figures have been regrouped where necessary in accordance with current year classifications.

2. CHANGE IN ACCOUNTING POLICY

In the current year, the Group adopted IAS 39 Financial Instruments: Recognition and measurement for the first time.

Adoption of this standard has resulted in certain changes in the detailed application of the Group's accounting policies and certain modifications to financial statement presentation.

IAS 39 has introduced a comprehensive framework for accounting for all financial instruments. The principal effect of the adoption of IAS 39 has been that derivative financial instruments are now on-balance sheet. The effect of bringing the derivative financial instruments on-balance sheet at fair value has been recognised with effect from 1 July 2001.

The change in policy has resulted in an adjustment of R718 000 to the hedging reserve balance as at 1 July 2001, and a movement in the hedging reserve for the year of R1 098 000.

	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
3. COST OF PRODUCTION				
Mining	62 429	95 673	4 058	6 245
Salaries and wages	205 505	187 994	54 633	50 849
Processing	132 021	76 574	14 172	12 719
Engineering and technical	112 645	87 953	24 387	20 332
Administration	36 423	24 369	8 282	11 669
Depreciation	30 397	25 198	2 813	1 726
	579 420	497 761	108 345	103 540
4. OPERATING LEASES				
At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fell due as follows:				
Within one year	2 342	2 463	156	720
Year 2 – 5	2 381	4 227	290	2 160
	4 723	6 690	446	2 880
5. OTHER INCOME/(EXPENDITURE)				
Management and technical fees	757	717	11 406	5 610
Dividends received	47	46	26 037	14 926
Foreign exchange gains/(losses)	3 066	1 881	(3 921)	1 564
Profit on disposal of mining assets	3 720	3 179	–	–
Goodwill amortisation	(3 662)	(981)	(2 302)	(2 302)
Sundry other	566	(6 096)	(3 719)	2 853
	4 494	(1 254)	27 501	22 651

	Group		Company	
	2002	2001	2002	2001
	R000	R000	R000	R000
6. INCOME BEFORE FINANCE COSTS				
Is stated after charging:				
Audit fee				
– current year	1 390	1 356	442	479
– prior year	105	–	88	–
Management and secretarial fees	251	328	239	221
Operating leases and rentals	2 994	2 232	115	644
Exploration expenditure	1 805	2 019	–	1 160
7. FINANCE COSTS				
Interest paid	(15 050)	(4 155)	(1 197)	(84)
Less: Amounts included in the cost of qualifying assets	3 040	–	–	–
	(12 010)	(4 155)	(1 197)	(84)
8. EXCEPTIONAL ITEMS				
Impairment of assets – net of tax	(112 368)	–	–	–
Tax effect on impairment of assets	(20 334)	–	–	–
Liquidation dividend received	–	87	–	–
	(132 702)	87	–	–

The impairment charge was calculated assuming that an equity partner is found for the Chibuluma South project and that the mine will come into operation within the next 24 months. The main assumptions are the copper price, which is the historical average, and the discount rate, all being the directors' best estimate.

	Group		Company	
	2002	2001	**2002**	2001
	R000	R000	**R000**	R000
9. TAXATION				
South African normal taxation				
– current year	**22 274**	20 982	**–**	–
– prior year	**(1 305)**	(46)	**–**	–
Deferred taxation				
– current year	**(24 873)**	1 439	**1 030**	(4 445)
– prior year	**(7 070)**	–	**(4 615)**	–
Foreign taxation – Zambia	**263**	125	**–**	–
Secondary taxation on companies	**4 025**	2 175	**–**	–
Total taxation charge	**(6 686)**	24 675	**(3 585)**	(4 445)
(Loss)/income before taxation	**(21 672)**	116 385	**33 169**	22 138
Taxation at the domestic profits taxation rate of 30%	**(6 502)**	34 916	**9 951**	6 641
Secondary taxation on companies	**2 225**	2 175	**(1 800)**	–
(Overprovision)/underprovision – prior year	**(8 375)**	89	**(4 615)**	–
Non-deductible expenses/exempt income	**14 150**	69	**(7 121)**	–
Foreign taxation rate change	**(19 712)**	–	**–**	–
Foreign taxation rate differential	**4 306**	–	**–**	–
Taxation effect of timing differences and utilisation of taxation losses not previously recognised	**7 222**	(12 574)	**–**	(11 086)
Taxation expense for the year	**(6 686)**	24 675	**(3 585)**	(4 445)
Effective taxation rate for the year	**30,9%**	21,2%	**(10,8%)**	(20,1%)

R7,6 million of the prior year taxation release relates to the reversal of previous tax charges on unrealised foreign exchange gains, considered necessary after having taken professional advice.

South African Revenue Services, in their latest assessment, taxed Maranda Mines (Pty) Limited on imputed interest on a capital loan to Chibuluma Mines Plc. The company objected to the assessment and, based on professional advice, expect it to be withdrawn in the near future.

Provision for taxation has not been made by the Company as its taxation loss brought forward exceeds its taxable income for the current year.

	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
Unredeemed capital expenditure available for utilisation against future taxable income	**92 946**	195 790	**28 019**	37 839
Assessable taxation loss available to reduce future taxable income	**79 760**	76 679	**6 610**	2 369
Unredeemed capital expenditure recognised in deferred taxation	**46 726**	152 585	**28 019**	37 839
Assessable taxation loss recognised in deferred taxation	**6 610**	2 369	**6 610**	2 369
STC credit recognised in deferred taxation	**1 800**	–	**1 800**	–

10. EARNINGS PER SHARE AND HEADLINE EARNINGS PER SHARE

Earnings per share (EPS)

EPS is based on the Group's net income for the year, divided by the weighted average number of shares in issue during the year.

	2002			2001		
	Net income R000	Shares (000)	Per share (cents)	Net income R000	Shares (000)	Per share (cents)
Basic EPS	(23 074)	124 140	(18,6)	88 582	120 584	73,5
Share options	–	–	–	–	4 483	–
Diluted EPS	(23 074)	124 140	(18,6)	88 582	125 067	70,8

Headline earnings per share

Headline earnings per share is based on the Group's headline earnings divided by the weighted average number of shares in issue during the year.

Reconciliation between earnings and headline earnings

	2002			2001		
	Net income R000	Shares (000)	Per share (cents)	Net income R000	Shares (000)	Per share (cents)
Earnings as reported	(23 074)	124 140	(18,6)	88 582	120 584	73,5
Adjustment						
– Exceptional items	132 702	124 140	106,9	(87)	120 584	(0,1)
– Profit on disposal of mining assets	(3 720)	124 140	(3,0)	(3 179)	120 584	(2,6)
– Amortisation of goodwill	3 662	124 140	3,0	981	120 584	0,8
Total tax effect on adjustments	(19 218)	124 140	(15,5)	954	120 584	0,8
Headline earnings per share	90 352	124 140	72,8	87 251	120 584	72,4
Share options	–	–	–	–	4 483	–
Diluted headline earnings per share	90 352	124 140	72,8	87 251	125 067	69,8

The comparative property, plant and equipment balance per the balance sheet was adjusted by R10,9 million and correctly reclassified to goodwill. As a result the comparative classification between depreciation and goodwill amortisation, as well as the 2001 headline earnings calculation is adjusted.

Shares totalling 4 861 134 have been reserved for participants under the Metorex Limited Share Incentive Scheme but have not been implemented, allotted or issued.

	Declaration date	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
11. DIVIDEND					
12 cents per share – 2001 final	6 September 2001	**14 497**	–	**14 497**	–
10 cents per share – 2001 interim	15 February 2001	–	12 049	–	12 049
8 cents per share – 2000 final	15 August 2000	–	9 635	–	9 635
		14 497	21 684	**14 497**	21 684

A final dividend of 10 (ten) cents per share has been declared in respect of the financial year ended 30 June 2002. The last date to trade in the Company's shares for purposes of entitlement to the dividend is Friday, 4 October 2002 with the dividend being paid on 14 October 2002.

	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
12. PROPERTY, PLANT AND EQUIPMENT				
Land				
Cost	**82**	82	**82**	82
Accumulated depreciation	–	–	–	–
Net book value	**82**	82	**82**	82
Mineral rights				
Cost	**281 457**	233 909	**195**	195
Accumulated depreciation	**40 792**	31 222	**195**	178
Net book value	**240 665**	202 687	–	17
Building and infrastructure				
Cost	**78 068**	78 375	**28 855**	28 855
Accumulated depreciation	**64 681**	63 919	**26 416**	26 145
Net book value	**13 387**	14 456	**2 439**	2 710
Shaft systems				
Cost	**313 560**	299 721	**104 718**	104 525
Accumulated depreciation	**285 387**	277 618	**88 725**	86 809
Net book value	**28 173**	22 103	**15 993**	17 716
Plant and machinery				
Cost	**232 391**	217 447	**37 728**	37 469
Accumulated depreciation	**187 195**	177 009	**34 526**	34 117
Net book value	**45 196**	40 438	**3 202**	3 352
Other				
Cost	**36 549**	30 198	**4 057**	3 486
Accumulated depreciation	**28 416**	26 676	**3 284**	3 083
Net book value	**8 133**	3 522	**773**	403
Capital work in progress	**144 375**	139 438	–	–
Aggregate cost	**1 086 482**	999 170	**175 635**	174 612
Aggregate accumulated depreciation	**606 471**	576 444	**153 146**	150 332
Aggregate net book value	**480 011**	422 726	**22 489**	24 280

	Balance at 30 June 2001 R000	Additions R000	Disposals R000	Foreign currency translation R000	Transfers R000	Impairment R000	Depreciation R000	**Balance at 30 June 2002 R000**
12. PROPERTY, PLANT AND EQUIPMENT (continued)								
Group								
Land	82	–	–	–	–	–	–	**82**
Mineral rights	202 687	10 411	(1 509)	38 645	–	–	(9 569)	**240 665**
Building and infrastructure	14 456	266	(160)	7	–	–	(1 182)	**13 387**
Shaft systems	22 103	734	–	–	13 104	–	(7 768)	**28 173**
Plant and machinery	40 438	12 541	–	212	2 135	–	(10 130)	**45 196**
Capital work in progress	139 438	68 389	–	33 123	(15 239)	(81 336)	–	**144 375**
Other	3 522	6 245	–	114	–	–	(1 748)	**8 133**
Total	422 726	98 586	(1 669)	72 101	–	(81 336)	(30 397)	**480 011**
Company								
*Land	82	–	–	–	–	–	–	**82**
Mineral rights	17	–	–	–	–	–	(17)	**–**
Building and infrastructure	2 710	–	–	–	–	–	(271)	**2 439**
Shaft systems	17 716	193	–	–	–	–	(1 916)	**15 993**
Plant and machinery	3 352	259	–	–	–		(409)	**3 202**
Other	403	570	–	–	–		(200)	**773**
Total	24 280	1 022	–	–	–		(2 813)	**22 489**

**Details of land are maintained in a register at the Company's registered office which may be inspected by a member or their duly authorised agents.*

Certain property, plant and equipment have been encumbered in terms of Note 22.

	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
13. GOODWILL				
The difference between the cost of investments in subsidiaries and the value of their attributable net assets at the dates of acquisition are recognised and amortised over the life of the respective mine.				
Cost	**89 648**	89 648	**23 023**	23 023
Arising on consolidation of subsidiaries	**66 625**	66 625	**–**	–
Arising on acquisition of business	**23 023**	23 023	**23 023**	23 023
Accumulated amortisation and impairment	**(64 015)**	(8 987)	**(6 906)**	(4 604)
Arising on consolidation of subsidiaries	**(57 109)**	(4 383)	**–**	–
Arising on acquisition of business	**(6 906)**	(4 604)	**(6 906)**	(4 604)
	25 633	80 661	**16 117**	18 419

	Group balance at 30 June 2001	Amortisation	Impairment	**Group balance at 30 June 2002**
Arising on consolidation of subsidiaries	62 242	(1 360)	(51 366)	**9 516**
Arising on acquisition of business	18 419	(2 302)	–	**16 117**
	80 661	(3 662)	(51 366)	**25 633**

	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
14. INVESTMENTS				
Sundry investments	**891**	891	**891**	891
Directors' valuation at cost	**891**	891	**891**	891

15. SUBSIDIARIES

Details of the Company's subsidiaries and investment therein at 30 June 2002 are as tabled below:

	Place of incorporation and operation	Proportion of ownership interest %	Proportion of voting power held %	Principal commodity
Billiton Burkina Faso BV	Nertherlands/ Burkina Faso	100	100	Not yet in production
Abbey Commodities	Switzerland	100	100	Marketing
Chibuluma Mines Plc	Zambia	85	85	Copper
Maranda Mines (Pty) Limited	South Africa	100	100	Zinc
Metmin (Pty) Limited	South Africa	100	100	Manganese
O'Okiep Copper Company (Pty) Limited	South Africa	100	100	Copper
Vergenoeg Mining Company (Pty) Limited	South Africa	70	70	Fluorspar
Wakefield Investments (Pty) Limited	South Africa	92	92	Coal

INVESTMENT IN SUBSIDIARIES

	Company 2002 R000	Company 2001 R000
Abbey Commodities	**37**	37
Chibuluma Mines Plc	**121**	121
Maranda Mines (Pty) Limited	**65 325**	65 325
Metmin (Pty) Limited	**293**	293
Metorex Burkina Faso BV	**1 248**	1 248
O'Okiep Copper Company (Pty) Limited	**40 000**	40 000
Vergenoeg Mining Company (Pty) Limited	**52 500**	52 500
Wakefield Investments (Pty) Limited	**30 000**	30 000
	189 524	189 524
Loans to subsidiaries	**242 035**	106 956
Loans from subsidiaries	**(85 270)**	(44 443)
	346 289	252 037

The subsidiary companies contributed net income of R93,7 million and net losses of R116,8 million during the year.

	Group		Company	
	2002	2001	**2002**	2001
	R000	R000	**R000**	R000
16. INVENTORIES				
Consumable stores	**22 575**	20 710	**4 262**	3 445
Mineral stocks	**48 283**	25 468	**3 142**	777
	70 858	46 178	**7 404**	4 222

Included above is inventory of R8 000 (2001: R5 750) which is carried at net realisable value.

	Group		Company	
	2002	2001	**2002**	2001
17. TRADE AND OTHER RECEIVABLES				
Trade receivables	**74 902**	75 833	**14 529**	7 207
Other receivables	**35 907**	44 537	**4 652**	5 727
	110 809	120 370	**19 181**	12 934

The directors consider that the trade and other receivables approximate their fair value. Certain group companies have ceded their trade receivables as security for banking and overdraft facilities. As at year-end an amount totalling R57,7 million included in receivables was so pledged. Included in group trade and other receivables are uncovered Dollar denominated receivables of $1,9 million (2001: $2,4 million).

	Group		Company	
	2002	2001	**2002**	2001
18. SHARE CAPITAL				
Authorised				
250 000 000 (2001: 250 000 000) ordinary shares of 10 cents each	**25 000**	25 000	**25 000**	25 000
Issued and fully paid				
138 969 820 (2001: 120 729 820) ordinary shares of 10 cents each	**13 897**	12 073	**13 897**	12 073

On 24 April 2002, 18 100 000 shares were issued at a price of 320 cents per share.

The unissued shares of the Company have been placed under the control of the directors until the next annual general meeting.

		Group		Company	
		2002 R000	2001 R000	2002 R000	2001 R000
19. HEDGING AND TRANSLATION RESERVE					
Hedging reserve		(380)	–	–	–
Foreign exchange reserve		(39 703)	(21 394)	–	–
Translation gain on foreign monetary item		51 007	16 491	16 480	11 536
		10 924	(4 903)	16 480	11 536
20. EQUITY RESERVE					
Arising on reverse acquisition		(128 066)	(128 066)	(108 378)	(108 378)
21. SHAREHOLDER LOANS					
	Interest rate				
Crew Development Corporation	6%	14 607	–	8 966	–
Metallica Trust	10%	7 370	–	7 370	–
		21 977	–	16 336	–
Less: repayable within the next 12 months		14 607	–	8 966	–
Total current portion		14 607	–	8 966	–
Net long-term portion		7 370	–	7 370	–
The loans are unsecured and the Metallica Trust loan will not be repaid within 12 months.					
22. LONG-TERM LIABILITIES					
Term loans					
A US Dollar denominated loan of US$7,1 million is payable to Investec Bank Limited. The loan is repayable in ten equal six-monthly instalments, which commenced on 1 November 2001. Interest is payable at 7,5% p.a. US$3,6 million of the loan was hedged at R10,55/US$ on 6 May 2002, with the balance hedged at R10,155/US$ on 4 July 2002. The loan is secured by copper and cobalt produced by the Company and the loan is guaranteed by Metorex Limited. The directors consider the carrying amount to approximate its fair value.		72 021	64 891	36 941	–
The loans are unsecured, bear interest at the prime overdraft rate and is repayable in annual instalments of R1 million.		5 000	469	–	–
Revolving trade finance facility					
A further loan to Chibuluma Mines Plc from Investec Bank Limited represents draw downs under a 180 day revolving trade finance facility with an outstanding amount of US$1,39. Interest is calculated according to the bank's cost of funds plus 0,5% per annum payable six-monthly in arrears. The facility is secured by copper and cobalt produced by the Company and a cession of marketing contracts and mineral export proceeds.		14 329	25 171	–	–

	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
22. LONG-TERM LIABILITIES (continued)				
Mortgage bond				
Secured by first mortgage bond over land and building with a net book value of R390 000. Interest is charged at 15,5% (2001: 14,5%) and the bond is repayable in monthly instalments of R4 000.	**102**	133	**–**	–
Hire purchase agreements				
Secured by plant and equipment with a cost of R3,2 million and bears interest at prime plus 1%. Repayments are in varying monthly instalments.	**886**	1 720	**–**	–
Instalment finance agreements				
Secured by plant and equipment with a cost of R5,8 million and limited suretyships from Metorex Limited, Side Minerals (Pty) Limited and Wakefield Investments (Pty) Limited. The loans are repayable in 42 equal instalments and bear interest at prime rate.	**2 568**	4 464	**–**	–
Secured by plant and equipment and a Metorex Limited guarantee. The loan is repayble in 60 monthly instalments from 1 July 2002 and bears interest at prime less 1,5%.	**20 189**	–	**–**	–
Secured by the underlying assets with a cost of R5,5 million. The loan is repayable in 36 monthly instalments and bears interest at prime less 1%.	**5 098**	–	**–**	–
Secured by equipment with a cost of R471 000. The loan is repayable in 36 monthly instalments and bears interest at prime less 1%.	**471**	–	**–**	–
	120 664	96 848	**36 941**	–
Less: repayable within the next 12 months:				
– term loans	**19 005**	25 171	**9 235**	–
– revolving trade finance facility	**14 329**	469	**–**	–
– mortgage bond	**34**	25	**–**	–
– hire purchase agreements	**335**	1 268	**–**	–
– instalment finance agreements	**9 424**	1 734	**–**	–
Total current portion	**43 127**	28 667	**9 235**	–
Net long-term liabilities	**77 537**	68 181	**27 706**	–

Chibuluma Mines Plc is in breach of certain loan covenants set out in the long-term loan agreement with Investec. Investec has confirmed that it does not intend calling an event of default due to the security derived from the Metorex Limited guarantee and provided that no significant deterioration in the Metorex Group's financial position occurs.

	Group		Company	
	2002	2001	**2002**	2001
	R000	R000	**R000**	R000
23. PROVISIONS				
Long-term provisions				
Terminal benefits	**11 802**	11 353	**–**	–
Rehabilitation provision	**28 110**	25 004	**–**	–
Closure provision	**–**	1 216	**–**	–
	39 912	37 573	**–**	–
Current provisions				
Terminal benefits	**347**	–	**–**	–
Rehabilitation provision	**–**	1 664	**–**	–
Closure provision	**–**	7 725	**–**	–
Leave pay and bonuses	**14 170**	10 937	**5 101**	5 011
	14 517	20 326	**5 101**	5 011
Total provisions	**54 429**	57 899	**5 101**	5 011
Balance at beginning of year	**57 899**	55 423	**5 011**	7 226
Released during the year	**(563)**	(2 717)	**–**	–
Utilised during the year	**(23 993)**	(8 234)	**(7 301)**	(2 609)
Foreign currency reserve	**3 646**	1 351	**–**	–
Provided during the year	**17 440**	12 076	**7 391**	394
Balance at end of year	**54 429**	57 899	**5 101**	5 011

Rehabilitation trust

The Group is exposed to environmental liabilities relating to its mining operations. Estimates of the cost of environment and other remedial work such as reclamation costs, close down and restoration and pollution control are made on an annual basis, based on estimated life-of-mine, following which payments are made to a rehabilitation trust set up as required by the Minerals Act and Regulations.

The individual companies in the Group contribute, for their own account, to the Metorex and Side Minerals Rehabilitation Trust Funds. The directors of the Company are satisfied that sufficient funds will be available to complete the rehabilitation required on cessation of mining activities.

The balance of the environmental rehabilitation trust funds were as follows:				
Balance at beginning of the year	**19 993**	18 372	**–**	–
Contributions made during the year	**–**	392	**–**	–
Withdrawals	**(210)**	(529)	**–**	–
Interest earned during the year	**1 853**	1 758	**–**	–
Balance at end of the year	**21 636**	19 993	**–**	–

	Group 2002 R000	Group 2001 R000	Company 2002 R000	Company 2001 R000
24. DEFERRED TAXATION				
24.1 Deferred tax liability				
Property, plant and equipment	**7 383**	9 951	–	(5 423)
Leave pay provision	**(1 766)**	(2 744)	–	(1 294)
Other provisions	**(4 093)**	(8 289)	–	(643)
Foreign exchange	**14 781**	12 373	–	7 859
Mineral rights at acquisition	**54 956**	60 776	–	–
Other	**22**	22	–	–
Net deferred tax liability	**71 283**	72 089	–	499
Reconciliation of deferred tax liabilities				
Net deferred tax liability at the beginning of the year	**72 089**	57 276	**499**	–
Deferred tax charge for the year	**(28 857)**	1 439	**(499)**	(4 445)
Deferred tax on equity loan included in non-distributable reserve	**12 658**	7 067	–	4 944
Translation difference	**15 393**	6 307	–	–
Net deferred tax liability at end of the year	**71 283**	72 089	–	499
24.2 Deferred tax asset				
Property, plant and equipment	**(1 757)**	–	**(1 757)**	–
Leave pay provision	**(1 530)**	–	**(1 530)**	–
Other provisions	**(644)**	–	**(644)**	–
Foreign exchange	**(317)**	–	**(317)**	–
Assessed tax losses	**(1 982)**	–	**(1 982)**	–
STC credit	**(1 800)**	–	**(1 800)**	–
Net deferred tax assets	**(8 030)**	–	**(8 030)**	–
Reconciliation of deferred tax asset				
Net deferred tax asset at the beginning of the year	–	–	–	–
Deferred tax charge for the year	**(3 086)**	–	**(3 086)**	–
Deferred tax on equity loan included in non-distributable reserve	**(4 944)**	–	**(4 944)**	–
Net deferred tax asset at end of the year	**(8 030)**	–	**(8 030)**	–
Deferred tax asset not recognised				
Tax losses	**21 945**	22 293	–	–
Unredeemed capital expenditure	**13 866**	12 962	–	–
Rehabilitation provision	**760**	760	–	–
Leave pay provision	**370**	192	–	–
Fixed assets	**(4 337)**	(5 021)	–	–
	32 604	31 186	–	–

	Group		Company	
	2002	2001	**2002**	2001
	R000	R000	**R000**	R000
24. DEFERRED TAXATION (continued)				
The following table shows the movement in the unrecognised deferred tax asset for the year:				
Opening balance	**31 186**	38 867	**–**	7 907
Unrecognised deferred tax assets raised during the current year	**1 418**	(7 907)	**–**	(7 907)
Deferred tax asset raised during the current year	**–**	226	**–**	–
Closing balance	**32 604**	31 186	**–**	–
25. POST-RETIREMENT MEDICAL AID				
The group sponsors defined benefit post-retirement plans that provide certain health care to eligible employees. Full provision is made for the liability. Employees are generally eligible for benefits upon retirement. Actuarial valuation of the plan is performed annually. The following table provides the changes in the obligation:				
Benefit obligation at beginning of year	**14 776**	11 764	**2 144**	–
Transferred in	**2**	2 144	**2**	2 144
Interest cost	**624**	2 220	**–**	–
Benefits paid	**(606)**	(1 352)	**–**	–
Released	**(6 274)**	–	**–**	–
Benefit obligation at end of year	**8 522**	14 776	**2 146**	2 144
Discount rate to estimate accumulated benefit (%)	**15**	15	**15**	15
Health care cost inflation (%)	**13**	15	**13**	15
Which gradually reduces to an ultimate rate of (%)	**13**	15	**13**	15
Over a period of (years)	**–**	2	**–**	2

The release in the current year is the result of the capping of members' retirement benefits at O'Okiep.

	Short term	CGIC	Revolving trade credit	Forward exchange	Copper hedging
26. BANKING FACILITIES					
The Group has the following banking facilities:					
Maranda Mining Company (Pty) Limited	R1 500 000	–	–	–	–
Consolidated Murchison Division	R1 000 000	–	–	–	–
Chibuluma Mines Plc	–	$7 100 000	$1 500 000	–	–
Vergenoeg Mining Company (Pty) Limited	R7 506 000	–	–	R75 000 000	–
O'Okiep Copper Company (Pty) Limited	R15 000 000	–	–	R10 000 000	R3 900 000
Wakefield Investments (Pty) Limited	R4 000 000	–	–	–	–
	R29 006 000	$7 100 000	$1 500 000	R85 000 000	R3 900 000

27. FINANCIAL INSTRUMENTS

27.1 Risk management objectives and policies

In the normal course of its operations the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to any specific project is not undertaken. The Group also does not issue or acquire derivative instruments for trading purposes.

Credit risk

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on the current economic environment.

The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

Foreign currency commodity price risk

The Group enters into futures contracts in order to hedge their exposure to fluctuations in mineral prices and exchange rates on specific transactions. The contracts are matched with anticipated future cash flows from mineral sales.

In the normal course of business, the Group primarily enters into transactions for the sale of its commodities, denominated in US Dollars. In addition, the Group has some investment and liabilities in US Dollars. As a result the Group is subject to transactions and translation exposure from fluctuations in foreign currency exchange rates.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent by only investing with top financial institutions.

Contractual arrangements for committed borrowing facilities are maintained with several banking counterparties to meet the Group's normal and contingency funding.

27. FINANCIAL INSTRUMENTS (continued)

27.2 Fair value of financial instruments

27.2.1 Derivative financial instruments

Group companies enter into futures contracts in order to hedge their exposure to fluctuations in mineral prices and exchange rates on specific transactions. The contracts are matched with anticipated future cash flows from mineral sales.

The forward sale contract values at year-end were:

	Group		Company	
	2002	2001	**2002**	2001
Copper (value)				
– US$000	**2 338**	857	**–**	–
– R000	**24 105**	6 920	**–**	–
Copper (tons)	**1 400**	500	**–**	–
Gold (value)				
– US$000	**–**	2 256	**–**	2 256
– R000	**–**	18 220	**–**	18 220
Gold (kg's)	**–**	240	**–**	240

27.2.2 Other financial assets and liabilities

Trade and other receivables, trade and other payables and cash equivalents

The carrying amount approximate fair value due to the short maturity of these instruments.

Investments

The carrying amount of these instruments approximates fair value due to the nature of the instrument.

Long-term loans

The long-term loans all have variable interest rates. The carrying amounts are considered to approximate fair value.

	Group		Company	
	2002 R000	2001 R000	**2002 R000**	2001 R000
28. CAPITAL COMMITMENTS				
Authorised by directors but not contracted for	**4 923**	15 059	**968**	–
Authorised by directors and contracted for	**950**	32 048	**–**	5 197
	5 873	47 107	**968**	5 197

29. SEGMENTAL INFORMATION

29.1 Primary segmental information

	Flourspar				Coal				Copper				Antimony/Gold				Zinc				Other				Group	
	2002		2001		2002		2001		2002		2001		2002		2001		2002		2001		2002		2001		2002	2001
	R	%	R	%	R	%	R	%	R	%	R	%	R	%	R	%	R	%	R	%	R	%	R	%	R	R
Total sales	119 746	14	82 846	11	122 928	14	116 685	16	352 770	42	304 822	41	124 600	15	109 597	15	105 774	12	98 415	13	24 620	3	28 280	4	847 817	740 645
Intergroup sales	–	–	–	–	–	–	–	–	24 553	3	20 387	3	2 939	–	–	–	–	–	–	–	2 621	–	–	–	27 492	20 287
External sales	119 746	15	82 846	11	122 928	15	116 685	16	328 217	40	284 435	38	121 661	15	109 597	15	105 774	13	98 415	13	21 999	3	28 280	4	820 325	720 258
Mining profit before depreciation	46 732	33	15 743	11	2 410	2	9 888	7	60 887	42	77 625	55	14 092	10	14 975	11	19 206	13	23 288	16	77	–	(284)	–	143 404	141 235
Depreciation and amortisation	5 265	15	4 511	16	10 694	31	11 483	42	6 574	19	(3 097)	(12)	2 724	8	1 645	6	6 411	19	8 963	33	2 391	7	2 656	10	34 059	26 179
Exceptional items	–	–	–	–	–	–	–	–	132 702	100	–	–	–	–	–	–	–	–	–	–	–	–	(87)	100	132 702	(87)
Capex	13 586	14	7 426	(1)	13 133	13	9 562	(1)	69 460	70	125 265	(17)	888	1	8 979	(1)	1 384	1	2 014	–	135	–	1 765	–	98 586	155 011
Assets	99 048	12	76 255	(10)	81 472	10	74 112	(10)	447 244	55	466 152	(63)	49 799	6	44 854	(6)	71 627	9	41 443	(6)	57 978	7	64 031	(9)	807 168	766 847
Liabilities	43 912	11	27 202	4	43 337	11	41 063	6	221 641	55	240 866	33	23 118	6	58 637	1	11 227	3	7 602	1	56 327	14	21 438	3	399 562	396 808

29.2 Secondary segmental information

	Africa				Switzerland				USA				Other				Group	
	2002		2001		2002		2001		2002		2001		2002		2001		2002	2001
	R	%	R	%	R	%	R	%	R	%	R	%	R	%	R	%	R	R
Total sales by customer location	314 516	38	293 852	41	351 031	43	268 630	37	35 642	4	74 237	10	119 136	15	83 539	12	820 325	720 258
Assets	807 168	100	766 847	100	–	–	–	–	–	–	–	–	–	–	–	–	807 168	766 847
Liabilities	399 562	100	396 807	100	–	–	–	–	–	–	–	–	–	–	–	–	399 562	396 808

30. RETIREMENT BENEFIT INFORMATION

Contributions are made by the Group to independent pension and provident funds which are defined contribution retirement benefit plans governed by the Pension Fund Act. All eligible employees are required to become members of either of these schemes. The assets of the schemes are held separately from those of the Group in funds under the control of the trustees.

Approximately five employees are members of a state managed retirement benefit scheme operated by the Chamber of Mines. In addition, approximately 126 employees are members of a state managed defined benefit scheme operated by Zambia Consolidated Copper Mines Limited. The Group is required to contribute a specified percentage of their payroll costs to these schemes to fund benefits.

The only obligation of the Group in respect of these schemes is to make the specified contributions.

The Group operates a defined benefit plan for the majority of its employees at O'Okiep Copper Company (Pty) Limited. The plan is subject to valuation by independent actuaries at intervals not exceeding three years. The previous valuation was performed on 31 January 2001 and indicated an actuarial surplus of R1,1 million. The trustees of the plan are of the opinion that by 30 June 2002 this surplus was approximately R1,1 million (2001: R1,1 million). No account has been taken of the surplus in the books of the Company due to uncertainties around vesting of the surplus. A discount rate of 13% (2001: 13%) was used and the average rate of remuneration growth was assumed to be 11,5% (2001: 11,5%). On the basis of these assumptions, the actuarial present value of the retirement benefit obligation was estimated at R69,7 million (2001: R69,7 million) and the fair value of plan assets at R70,8 million (2001: R70,8 million).

It is the opinion of the actuaries that, if the employer adopts the recommended contribution rate, the scheme will be funded on sound actuarial principles. An increase in the employers funding from 0% to 17,45% of pensionable salaries was recommended and implemented by the Company.

Costs charged to income of R6,2 million (2001: R5,7 million) represents contributions payable to these schemes, excluding the O'Okiep defined benefit plan, by the Group at rates specified in the rules of the schemes at 30 June 2002.

Costs charged to income of R2,1 million (2001: R1 million) represents contributions payable to the defined benefit plan. Such costs consist of a current service cost of R2,24 million (2001: R1,14 million), interest cost of R9,06 million (2001: R9,06 million) and an expected return on plan assets of R9,2 million (2001: R9,2 million).

31. STAFF COMPLEMENT

As at 30 June 2002: 3 164 (2001: 3 732) people were employed by the Group.

32. DIRECTORS' EMOLUMENTS

	2002 R000	2001 R000
Executive directors		
Emoluments	**3 915**	2 035
Company contributions	**451**	252
Gains realised on exercise of share options	–	–
Total	**4 366**	2 287
Non-executive directors		
Emoluments	**230**	268
Company contributions	–	–
Gains realised on exercise of share options	–	–
Total	**230**	268
TOTAL	**4 596**	2 555

Individual directors' emoluments (R'000)

	Fees for services	Basic salary	Bonuses	Allowances and benefits	Company contributions	2002 Total	2001 Total
Executive							
Mr A S Malone	–	576	221	400	145	**1 342**	1 241
Mr J C King (10 months)	–	445	223	157	78	**903**	–
Mr C D S Needham	–	696	250	145	125	**1 216**	1 046
Mr K C Spencer(10 months)	–	557	137	108	103	**905**	–
Total	–	2 274	831	810	451	**4 366**	2 287
Non-Executive							
Mr P D Barnes	27	–	–	–	–	**27**	40
Mr A Barrenechea	7	–	–	–	–	**7**	–
Mr J M Darch	37	–	–	–	–	**37**	60
Mr W N Gardyne	(7)	–	–	–	–	**(7)**	16
Mr A J Laughland	40	–	–	–	–	**40**	40
Mr J S Petersen	25	–	–	–	–	**25**	–
Mr H C Qvist	13	–	–	–	–	**13**	–
Mr A E G Trollip	60	–	–	–	–	**60**	72
Mr J A Vestrum	13	–	–	–	–	**13**	–
Mr G D Wright	15	–	–	–	–	**15**	40
Total	230	–	–	–	–	**230**	268
TOTAL	230	2 274	831	810	451	**4 596**	2 555

Share options

	Total options 1 July 2001	Options granted	Total options 30 June 2002	Option price	Date granted
Mr A S Malone	300 000	175 000	**475 000**	330c	30/4/02
Mr J C King	200 000	150 000	**350 000**	330c	30/4/02
Mr C D S Needham	200 000	150 000	**350 000**	330c	30/4/02
Mr K C Spencer	100 000	100 000	**200 000**	285c	3/9/01
Mr K C Spencer		150 000	**150 000**	330c	30/4/02
Total	800 000	725 000	**1 525 000**		

No options have been implemented by any director to date.

Group safety statistics

The group safety record for the year was marred by a fatal accident at Maranda, however the other operations produced commendable safety statistics and thanks are expressed to staff for their contributions to this record. The detailed information by category, is detailed below:

	Maranda	Cons.Murch	Chibuluma	O'Okiep	Wakefield	Vergenoeg	Metmin
Dressing cases	21	66	3	21	3	39	–
Lost time accidents	3	48	4	2	2	3	–
Reportables	2	26	17	5	2	1	–
Lost shifts	70	626	221	286	19	109	–
Cumulative fatality free shifts	24 252	1 688 982	821 039	599 103	778 812	368 354	66 119

Chibuluma reportables are for period in excess of three days, all other companies reportables are for periods 14 days or longer.

The following operations were recognised by the Department of Minerals & Energy and were awarded the following:

Consolidated Murchison	–	2000 fatality free production shifts
Wakefield Investments	–	2000 fatality free production shifts
Vergenoeg	–	2000 fatality free production shifts
O'Okiep	–	Winner of DME Northern Cape Safety Competition
	–	Most improved mine in the Northern Cape
	–	1000 fatality free production shifts
	–	Awarded the DME Safety Achievement Flag and a Certificate of Excellence

MINERAL TITLE

Mine or prospect	Farm name	Type of agreement	Hectares
Maranda Mines (Pty) Limited			
Rooiberg	Blaauwbank 515KQ	Mineral rights	1 677
	Hartbeesfontein 511KQ	Mineral rights	2 729
	Nieuwpoort 516KQ	Mineral rights	1 866
	Olievenbosch 506KQ	Mineral rights	1 664
Maranda Mining Company (Pty) Limited			
Maranda	Maranda 675LT	Mining lease No RMT 18/91	102,9
Romotshidi	Sedan 672T/Bonn 671T Potsdam 312LT	Notarial mining lease Protocol No 342/1995	306,0
Romotshidi extension	Coblentz 666LT Keulen 669LT	Prospecting agreement	
LCZ	Begin 765LT	Notarial tributing lease agreement	–
	Platveld 752LT Vlaklaagte 751LT Magwena 750LT Mashawa 748T Hamman 757T	Protocol No 677/98	–
Mogoboya's	Mogoboya's Location	Prospecting rights	–
Mon Desir	Mon Desir 782LT Solomon's mine 762LT	Prospecting rights	–

Mine or prospect	Farm name	Type of agreement	Hectares
Consolidated Murchison Division			
		40 414 precious metal and base mineral claims	24 041
Vergenoeg Mining Company (Pty) Limited			
	Kromdraai 209JR	Notarial mineral lease	393,4052
O'Okiep Copper Company (Pty) Limited			
		Mineral rights	108 354
		Undivided shares in mineral rights	597
		Mineral rights within town areas	17 958
		Base mineral leases	1 052
		Base mineral mining leases	208
Total			128 169
Wakefield Investments (Pty) Limited			
	Leeuwfontein 219IR	Mineral rights	972,1954
	Bankfontein 216IR	Mineral rights	364,0540
	Welgelegen 221IR	Mineral rights	695,3513
	Other	Mineral rights	656,1066
	Middelburg Town & Townlands	Notarial mineral lease	126,6050
Total			2 814,3123
Chibuluma Mines Plc			
		Large scale mining licence LML23	4 440
		Large scale mining licence LML24	960
Total			5 400
Metmin (Pty) Limited	Ptn 2 Rydale 751Q	Notarial mining lease applied for	856

MINERAL RESERVES AND RESOURCES

The tabulation below presents the Group's mineral reserves and resources at 30 June 2002. The estimates are based on the SAMREC code.

CHIBULUMA MINES PLC

Mineral reserves		*Tons*	*% Cu*	*% Co*
Proved	Chibuluma West	183 000	3,9	0,1
	Chibuluma South	8 035 000	3,6	–
Total mineral reserves		8 218 000	3,6	–
Probable	Chibuluma West	148 000	3,8	0,1
Total proved and probable mineral reserves		8 366 000	3,6	–
Mineral resources				
Inferred	Chifupu Prospect	1 500 000	2,9	–
Total mineral resources		1 500 000	2,9	–

CONSOLIDATED MURCHISON DIVISION

Mineral reserves	*Tons*	*% Sb*	*g/t Au*
Proved	67 783	2,3	2,7
Probable	1 637 486	2,4	2,4
Total reserves	1 705 269	2,4	2,4
Mineral resources	*Tons*	*% Sb*	*g/t Au*
Measured	303 411	1,7	1,4
Indicated	2 591 048	1,9	3,4
Inferred	5 640 000	2,8	2,4
Total mineral resources	8 534 459	2,5	2,7

MARANDA MINING COMPANY (PTY) LIMITED

Mineral reserves	*Tons*	*% Zn*	*% Cu*
Proved	159 104	16,6	1,5
Probable	44 384	11,3	1,5
Total mineral reserves	203 488	15,4	1,5
Mineral resources			
Measured	23 672	17,1	2,7
Indicated	21 047	24,8	1,5
Inferred	3 158	11,5	0,4
Total mineral resources	47 878	20,5	1,6

SUPPLEMENTARY INFORMATION

(continued)

O'OKIEP COPPER COMPANY (PTY) LIMITED

Mineral reserves	*Tons*	*% Cu*
Proved – Nigramoep	60 000	1,9
– Slag dump 1	4 441 600	1,5
Total mineral reserves	4 501 600	1,5
Mineral resources		
Measured	2 423 700	1,4
Indicated – Other	2 300 000	0,8
– Slag dump 2	2 300 000	1,5
Total mineral resources	7 023 700	1,1

VERGENOEG MINING COMPANY (PTY) LIMITED

Mineral reserves	*Tons*	*% CaF_2*
Probable	4 500 000	36,8
Mineral resources		
Indicated	147 900 000	28,4
Inferred	69 600 000	12,7
Total mineral resources	217 500 000	23,38

WAKEFIELD INVESTMENTS (PTY) LIMITED

Coal reserves		*Mineable in situ*	*Run of mine*	*Saleable*
		Tons	*Tons*	*Tons*
	Leewfontein Colliery	8 204 442	5 887 756	4 192 082
	Bankfontein Colliery	1 169 292	1 138 189	706 815
	Lakeside Colliery	7 942 178	5 974 106	4 331 226
	Middelburg Town & Townlands	16 368 381	15 549 962	10 107 475
Total coal reserves		33 684 293	28 550 013	19 377 599
Coal resources				
Inferred	Leewfontein	841 000		
Inferred	Lakeside	3 291 000		
Total coal resources		4 132 000		

PERKOA PROSPECT – METOREX BURKINA FASO BV

	Tons	*% CaF_2*
Indicated	6 020 000	18,0
Inferred	880 000	14,8
Total mineral resources	6 900 000	17,6

FACTORS APPLIED TO RESERVE ESTIMATES

	Chibuluma West	*Chibuluma South*	*Consolidated Murchison*	*Maranda*	*Romotshidi*	*O'Okiep*	*Wakefield*
Cut-off grade (%)	2,0 Cu	1,0 Cu	–	9,0 Zn	9,0 Zn	–	–
	0,02 Co	–					
Dilution factor (%)	20	5	15	18	43	–	–
Extraction factor (%)	–	–	–	96	96	–	78
Mine call factor (%)	–	95	85	92	92	90	–

Notes

1. All mineral resources are quoted exclusive of mineral reserves.
2. All factors above are based on historical results.
3. Chibuluma South mineral reserves are derived from a mineral resource of 8,4 Mt at 4,0% Cu and 0,03% Co.
4. The Maranda and Romotshidi cut off values are based on an equivalent zinc value.

PROXY FORM

for the Annual General Meeting

METOREX LIMITED

(Registration Number 1934/005478/06)

I/We

(full name and surname in block letters)

of

(full address)

as a member of

being the registered holder of [ ] shares in the Company hereby appoint:

1. or

2. or

3. the Chairman of the meeting

as my/our proxy to attend and vote on my/our behalf, as indicated below, at the annual general meeting of the shareholders of the Company, to be held in the ground floor conference room, The Grace Hotel, 54 Bath Avenue, Rosebank at 10:00 on 31 October 2002 and any adjournment thereof.

Ordinary resolutions	**For**	**Against**	**Abstain**
1. Adoption of annual financial statements			
2. To elect directors			
H C Qvist (appointment)			
J A Vestrum (appointment)			
A Barrenechea (appointment)			
A S Malone (re-appointment)			
C D S Needham (re-appointment)			
A E G Trollip (re-appointment)			
3. To approve directors' remuneration			
4. To re-appoint auditors			
5. To place unissued shares of the Company under the control of the directors			
6. To pass with or without modification special resolutions number 1 and 2 and ordinary resolutions number 1, 2 and 3			
7. To pass with or without modification ordinary resolution number 4			
8. To approve the issue of shares for cash			

Indicate with an X in the appropriate block

Signed this day of 2002

Signed (normal signature)